Form 51-102F1

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Management’s Discussion & Analysis

Unaudited Financial Statements for the

Nine months ended September 30, 2009

The following discussion and analysis of the financial position and results of operations for KOKOMO ENTERPRISES INC. (formerly Zab Resources Inc. [“Zab”]) (the “Company” or “Kokomo”) should be read in conjunction with the unaudited financial statements and the notes thereto for the nine months ended September 30, 2009 and the audited financial statements and the notes thereto for the years ended December 31, 2008 and 2007 and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following Management’s Discussion and Analysis have not been reviewed by the Company’s Auditor.

The following information is prepared as at November 25, 2009.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

Kokomo is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s United States Securities and Exchange Commission (“U.S. SEC”) filings.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

On March 19, 2007, the Company changed its name to Zab Resources Inc. and the Company’s capital stock was subdivided on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were delisted from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly Canadian Trading and Quotation System (“CNQ”)) under the trading symbol “ZABK”.  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc.

(“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all gaming royalties that were generated from the operation of the three card games software and the Company received 40%.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share as valued by an independent third party, for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which were issued to the Company were restricted from trading until May 1, 2007.  As a result of this sale, the Company no longer receives any gaming royalties whatsoever from Las Vegas with respect to the three card games software.

During the year ended December 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, the Company’s marketable securities of 7,564,000 common shares in the capital of Las Vegas for total proceeds of $431,371 which had a total acquisition cost of $2,483,113.  Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

At the Annual General Meeting of the Company’s shareholders which was held on June 18, 2009, the shareholders received the Audited Consolidated Financial Statements for the year ended December 31, 2008 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, J. Wayne Murton and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

The Company was registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada from June 26, 2008 until September 30, 2009.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

For the nine months ended September 30, 2009:-

•

The Company’s operating costs were $352,417 as compared to $406,425 during the corresponding period in 2008.  During the nine months period ended September 30, 2009 the operating expenses consisted of Advertising and promotion of $nil (September 30, 2008: $2,730); Consulting and professional fees of $nil (September 30, 2009: $23,827); Finance, interest and foreign exchange of $4,768 (September 30, 2008: $9,120), Legal, accounting and audit of $8,673(September 30, 2008: $21,359), Management fees of $270,000 (September 30, 2008: $270,000), Office and miscellaneous of $22,168 (September 30, 2008: $33,030), Regulatory and transfer agent fees of $12,365 (September 30, 2008: $9,335), Rent of $2,700 (September 30, 2008: $2,700), Salaries and benefits of $30,429 (September 30, 2008: $26,157), Shareholder communication of $465 (September 30, 2008: $4,893) and, Telephone, travel, meals and entertainment of $849 (September 30, 2008: $3,274).

•

The Company recorded a net loss of $354,899 as compared to a net loss of $1,395,036 during the corresponding period of 2008.

•

The basic loss per common share was $(0.11) as compared to a basic loss of $(1.28) per common share during the corresponding period in 2008.

•

The Company’s weighted average number of common shares outstanding were 3,266,195 as compared to 1,092,945 for the corresponding period in 2008.

•

The Company’s total assets were $244,931 as compared to $278,818 for the corresponding period in 2008 (December 31, 2008: $244,894).

•

The Company had a working capital deficiency of $(45,073) as compared to a working capital of $98,115 for the corresponding period in 2008 (December 31, 2008: working capital deficiency of $(81,578).

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty payable to the Arm’s Length Party (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of the Company.  Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com, and on the Company’s Corporate Website, www.kokomoenterprises.ca.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

On September 8, 2006, the Company entered into an Option Agreement with Colt Resources Inc. (“Colt”) , a company that was related by certain common officers and directors and which is currently related by one common director, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty.  Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

During the fourth quarter of 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property.  A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes.  The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.  The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J. W. Murton is a director of both the Company and Colt.  For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.kokomoenterprises.ca.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt would be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  As at December 31, 2008, Colt did not exercise the second tranche of the option.  Consequently, Colt holds a 67% undivided interest in the Extra High Property and the Company holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at the date of this MD&A, the Company holds a 33% interest in the Extra High Property.

Investment in the Extra High Property consists of costs incurred as follows:

	2009	2008	2007	Cumulative to 2009

Acquisition (property option payments)	$0	$0	$60,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	658	21,514	134,727	430,361
Colt property option payments	0	(250,000)	(128,770)	(443,770)

	$658	$(228,486)	$65,957	$150,541

2.

Blunt Mountain Property

The original Blunt Mountain property that had been acquired in 2006 was allowed to lapse on the anniversary dates in April and May of 2007.  A decision was made to re-stake a portion of the original property which was named Mt. Blunt property and was acquired for a total cost of $1,322.

During the summer of 2007, J.W. Murton conducted an evaluation, mapping and sampling of the Mt. Blunt property.  Rock samples were collected and submitted for analysis.  Results from the analytical work did not reveal sufficient metal values to make the Mt. Blunt property worthy of further work, as a result of which, J.W. Murton recommended that the Company allow the Mt. Blunt property to lapse.  The Company followed up with J.W. Murton’s recommendation and allowed the claims which comprise this property to lapse.

As at December 31, 2007, the Company has written off its investment in this property.

3.

Ontario Lithium Properties (Mineral Leases)

On July 31, 2008 the Company entered into a Property Purchase Agreement (the “Agreement”) with an arm’s length party in respect to all of the Company’s Lithium Properties (Mineral Leases) located in the Province of Ontario, Canada whereby the Company has sold all of its Lithium Properties to the arm’s length party.  As consideration, the arm’s length party has paid to the Company $50,000 cash and has issued to the Company 25,000 fully paid non-assessable common shares of Coniagas Resources Ltd., a publicly listed company.  And, pursuant to the Agreement, the arm’s length party is obligated to pay to the Company one-half percent (1/2%) gross receipts royalty after six months from the date of commencement of commercial production from the Lithium Properties (Mineral Leases).   These properties were previously written off at the end of fiscal year 2000.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

4.        Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares and incurred $68,654 in exploration expenditures by December 31, 2008.  The $90,000 staged cash payments are optional and are payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

In 2008, the Company qualified for the Mineral Exploration Tax Credit in the amount of $7,178 for exploration expenses incurred on the Hope Creek Property. This amount has been credited against expenses incurred on this property.

	2009	2008	2007	Cumulative to 2009
Acquisition (property option payments)	$0	$1,500	$0	$1,500
Geological and geochemical	0	68,654	0	68,654
Mineral exploration tax credit	0	(7,178)	0	(7,178)
Consultancy fee	2,340	0	0	2,340
	$2,340	$62,976	$0	$65,316

The Company conducted a diamond drilling program as of October 28, 2008 on the Company’s optioned Hope Creek Property.

The diamond drilling program was targeted at disseminated and shear hosted mineralization in a complex acid to intermediate phase volcanogenic environment. Earlier work by the property owners had indicated zinc mineralization in a shear structure and related copper/zinc soil geochemical anomalies in the areas sampled.  Three diamond drill holes were completed in the program. The first was located to undercut a shear zone structure containing zinc values while holes 2 and 3 were drilled to undercut a zone of elevated copper/zinc geochemistry in soils and rock chip samples. All holes intersected a complex assemblage of dacite, dacitic tuff, rhyolite, rhyolite porphyry and andesite porphyry. DDH Hope 08-01 did not locate the shear hosted zinc mineralization near the top of the hole but did intersect 1.65% Zn and 671 ppm Cu over 1.5 m at a depth of 73 m. At 81.5 m a broad zone of mineralization was intersected with the best section returning 0.21 g/t Au, 3.6 g/t Ag , 1355 ppm Cu, 3094 ppm Pb and 475 ppm Zn over 1.5 m. The completed hole was heavily pyritized (1-5% as disseminations and wispy stringers) and the sporadic presence of pink rhodonite is noteworthy. Elevated zinc values from 100 – 400 ppm are present throughout the completed hole.  DDH’s Hope 08-02 and Hope 08-03 returned lower grade values within a large zinc anomalous area with broad zones averaging 100 – 300 ppm Zn over 10-20 m. Again, both drill holes were heavily pyritized.

All diamond drill core samples were split using a mechanical sample splitter for the NQ core with ½ the core sample stored and marked in the core box in secure storage with the remaining ½ core sample shipped to EcoTech Laboratories Ltd. in Kamloops, B.C. Canada. All gold results are by fire assay using industry standard methods and all samples were also analyzed using ICP methods.  All ICP results for base metals greater than 10,000 ppm were further analysed using industry standard assay procedures.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

The diamond drilling program was conducted by and was under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of the Company and is responsible for the technical information presented in this MD&A.

As the results obtained from the diamond drilling program did not meet the Company’s expectations, on October 14, 2009, the Company formally terminated the Option Agreement dated October 24, 2008 which was entered into with Warner Gruenwald and Thomas Illidge in respect to the Hope Creek Property.

5.         Salt and Potash Claims, Nova Scotia

As a result of the Company being invited by the Department of Natural Resources of the Province of Nova Scotia, Canada (“DNR”) to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims located in the Province of Nova Scotia, Canada, the Company participated in the tender and submitted to the DNR a deposit in the amount of $25,000 which represented 10% of the first year’s work program that the Company had proposed to conduct on the subject claims.

Due to the delay in being granted a Special License, the Company has withdrawn its application for a Special License and as a result, the DNR has refunded to the Company the application fee of $4,101.76 and the $25,000 deposit which were submitted by the Company in support of the Company’s application.  Consequently, the Company has decided not to renew its registration as an extra-provincially registered company under the Corporations Registration Act in the Province of Nova Scotia, Canada.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not generate any revenues and does not anticipate generating any revenues in the foreseeable future.  Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

In respect to the Company’s interests in mineral properties, the exploration or development of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact.  A drop in the availability of equity financings will likely impede spending on mineral properties.  As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

With the exception of the fiscal years ended 2006 and 2005, the Company has incurred significant operating losses over the past two fiscal years, (2008 - $1,511,761; 2007 - $676,166), has a deficit of $23,650,678 as at September 30, 2009 (December 31, 2008 - $23,295,780), limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations. In addition, the Company’s only source of revenue was sold during 2006, and the Company periodically has working capital deficiency.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

Third Quarter, (September 30, 2009)

During the three month [third quarter] period ended September 30, 2009, the Company had a net loss of $(113,080) or ($0.03) per share as compared to a net loss of $(74,869) or $(0.07) per share for the same three month [third quarter] period ended September 30, 2008.

Operating costs decreased slightly to $112,540 as compared to $129,470 for the same period in 2008. Items which mainly contributed to the decrease in Operating costs were:  Consulting and professional fees, Legal, Accounting and audit, Office and miscellaneous and, Shareholder communication.

As at September 30, 2009, the Company had $6,616 in cash as compared to $108,918 for the corresponding period in 2008 (December 31, 2008:  $3,357).  Marketable securities as at September 30, 2009 were $0 as compared to $4,500 for the corresponding period in 2008 (December 31, 2008: $3,250).  Accounts receivable as at September 30, 2009 were $5,280 as compared to $5,758 for the corresponding period in 2008 (December 31, 2008: $8,250).  Mineral exploration tax credit receivable as at September 30, 2009 was $7,178 as compared to $0 for the corresponding period in 2008 (December 31, 2008:  $7,178).

Summary of Quarterly Results

For the Quarterly Periods ended:	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Total Revenues	$0	0	0	0
Loss before other items	(112,540)	(130,338)	(109,539)	(116,832)
Loss per common share before other items	(0.03)	(0.12)	(0.10)	(0.11)
Earnings / (loss) for the period	(113,080)	(130,211)	(111,608)	(116,725)
Basic earnings /(loss) per common share	(0.03	(0.12)	(0.10)	(0.11)

For the Quarterly Periods ended:	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Total Revenues	$0	0	0	0
Loss before other items	(129,470)	(157,030)	(119,925)	(376,635)
Loss per common share before other items	(0.12)	(0.14)	(0.11)	(0.35)
Earnings / (loss) for the period	(74,869)	(1,180,520)	(139,647)	(220,978)
Basic earnings / (loss) per common share	(0.07)	(1.08)	(0.13)	(0.20)

Note: Earnings (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods and which have been restated to give retroactive effect to the 25:1 consolidation described in Results of Operations of this MD&A and in note 1 to the Unaudited Financial Statements for the nine months ended September 30, 2009 and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations for the above mentioned periods.

The Company’s business is not of a seasonal nature.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

Liquidity and Capital Resources

During 2009, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at September 30, 2009:-

•

The Company‘s total number of issued and outstanding shares was 6,336,945 as compared to 1,092,945 for the corresponding period in 2008.

•

The Company’s total assets was $244,931 as compared to $278,818 for the corresponding period in 2008  (December 31, 2008:  $244,894)  and the Company’s total liabilities was $64,147 as compared to $21,061 for the corresponding period in 2008 (December 31, 2008: $103,613).

During nine month period ended September 30, 2009, the Company issued an aggregate of 5,242,000 units in the securities of the Company at a price of Cdn $0.075 per unit for total proceeds to the Company of $393,150.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at a purchase price of $0.10 per common share for a period of twenty-four months from closing date.  The shares and warrants have been issued with the required hold period.

On November 13, 2009, the Company announced that it will enter into non-brokered Private Placement Financing Agreements with certain investors, including officers and directors of the Company (the “Subscribers”) whereby the Subscribers have agreed to purchase up to 5,000,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $300,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.10 per common share for a period of five years from Closing.

During 2008, the Company issued 2,000 common shares to an arm’s length party at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement.

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 120,000 units in the securities of the Company at a price of US $1.25 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consisted of one common share and one non-transferable share purchase warrant, which entitled the holder to purchase one common share at a price of US $2.50 for a period of one year from the closing date. The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.  As at December 31, 2008, all of the 120,000 share purchase warrants expired unexercised.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 48,000 flow-through share units in the securities of the Company at the purchase price of $1.25 per unit for total proceeds to the Company of $60,000. Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant, which entitled the holder to purchase one common share  at a price of $1.25 per flow-through warrant share until December 31, 2008. As at December 31, 2008, all 48,000 share purchase warrants expired unexercised.

During 2005 and 2006 the Company acquired, through Private Placement financings, an aggregate of 2,500,000 shares in the capital of Colt for a total cost to the Company of $25,000.  During 2007, the Company sold all of the Company’s marketable securities of 2,500,000 shares in the capital of Colt for total gross proceeds to the Company of $125,000.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent directors for an aggregate monthly amount of $2,501 plus GST.  Effective June 30, 2007, the Company and the two directors agreed to terminate the aforementioned arrangement. As of June 30, 2007, an aggregate amount of $37,166 in directors’ fees remained payable to the two directors (the “Debt”).  The two directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 29,733 common shares at the fair market value price of $1.25 per share as full and final settlement of the Debt.

During 2006, the Company issued 48,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $1.25 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through share and one flow-through common share purchase warrant, which entitled the holder to purchase one common share at a price of  $1.25 per share until December 31, 2007.  During 2007, 16,000 of the flow-through share warrants were exercised at $1.25 per flow-through share for total proceeds to the Company of $20,000 and the remaining unexercised balance of 32,000 flow-through share warrants expired.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  As of the date of this MD&A, the Company has expended on its Canadian mineral properties all funds received by the Company through the issuance of  flow-through common shares.

During the nine months ended September 30, 2009, there were no stock option granted to Directors, Officers, Employees and Consultants.  As at September 30, 2009, there are 178,242 stock options outstanding (September 30, 2008: 178,242) which have been granted to Directors, Officers, Employees and Consultants which expire on June 15, 2011 and are exercisable at Cdn $1.25 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at September 30, 2009, there were no stock options exercised.

As at September 30, 2009, an aggregate of 5,242,000 warrants are outstanding.  One warrant is required to purchase one common share at an exercise price of $0.10.  If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their expiry.  As at September 30, 2009, there were no warrants exercised.

Significant Accounting Policies

The Unaudited Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), consistently applied, which include the significant accounting policies as described in Note 3 of the Unaudited Financial Statements.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

Commodity prices have recently improved, and should this trend continue then companies such as Kokomo will have difficulty in acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space with Las Vegas, a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus G.S.T.  per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at September 30, 2009, Las Vegas charged the Company for its share of (i) office expense of $7,200 (September 30, 2008 - $10,800) and (ii) rent of $2,700 (September 30, 2008 - $2,700).

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company.  Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas at a price of $0.20 per unit.  Each Las Vegas unit consisted of one Las Vegas common share and one-half of one warrant.  One whole warrant was required to purchase one Las Vegas common share at $0.25 per common share expiring on January 7, 2007.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.

During the year ended December 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, the Company’s marketable securities of 7,564,000 shares in the capital of Las Vegas for total proceeds of $431,371 which had a total acquisition cost of $2,483,113.  Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005, the aggregate amount of payments made for Management Fees totaled $270,000 during the nine months period ended September 30, 2009 (September 30, 2008: $270,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  On October 30, 2009, the New Management Services Agreement was renewed for a further period of twelve months and expires in October, 2010.  The Management Services Agreement  is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Effective as of June 30, 2007, the Company and the two Directors agreed to terminate the aforementioned arrangement.  As of June 30, 2007 an aggregate amount of $37,166 in directors’ fees remained payable to the two Directors (the “Debt”).  The two Directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 29,733 common shares at the fair market value price of $1.25 per share as full and final settlement of the Debt.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by J.W. Murton, a Director of the Company.  For the nine months ended September 30, 2009, J. W. Murton & Associates has provided geological services to the Company in the amount of $3,108 (September 30, 2008: $21,488).

During fiscal years 2005 and 2006 the Company acquired, through Private Placement financings, an aggregate of 2,500,000 shares in the capital of Colt for a total cost to the Company of $25,000.  During 2007, the Company sold all of the Company’s marketable securities of 2,500,000 shares in the capital of Colt for total gross proceeds to the Company of $125,000.

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Mineral Properties – 1. Extra High Property in this MD&A).

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (see Mineral Properties – 1. Extra High Property in this MD&A).  During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 but did not exercise the second tranche of the option.

Colt was previously related to the Company by virtue of the fact that Bedo H. Kalpakian was the President, CEO and a Director of Colt and is the President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the Vice President and Director of the Company.  Furthermore, J. Wayne Murton is a Director of both the Company and Colt.

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 48,000 flow-through share units in the securities of the Company at the purchase price of $1.25 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one common share (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitled the holder to purchase one common share (the “flow-through warrant shares”) at a price of $1.25 per flow-through warrant share until December 31, 2008.  All of the 48,000 flow-through share purchase warrants expired unexercised on December 31, 2008.

During 2006, the Company issued 48,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $1.25 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $1.25 per share until December 31, 2007.  During 2007, 16,000 of the flow-through share warrants were exercised at $1.25 per flow through share for total proceeds to the Company of $20,000 and the remaining balance of 32,000 unexercised flow-through share purchase warrants expired.

Pursuant to a Loan Agreement between the Company and First Lithium Resources Inc. (formerly Mountain Capital Inc.) (“MCI”), a company related by one current and two former directors, the Company borrowed $30,000 from MCI (the “Loan”).  The Loan together with interest, at a fixed rate of 10% per annum calculated annually and not in advance, was repayable to MCI on or before June 1, 2009.  On  June 1, 2009, the Company repaid MCI the Loan together with interest for a total amount of $31,085 as full and final payment of the Loan.

MCI is related to the Company by virtue of the fact that Bedo H. Kalpakian and Jacob H. Kalpakian were Directors and Officers of MCI, and J. Wayne Murton is currently a Director of both the Company and MCI.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

Financial instruments

The Company has designated its cash and cash equivalents as held-for-trading; amounts receivable as loans and receivables; marketable securities as available-for-sale; accounts payable and accrued liabilities, as other liabilities.

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash and cash equivalents, amounts receivable, amounts receivable from and payable to related parties, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	September 30, 2009	December 31, 2008

Bank accounts	$6,616	$3,357

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency. The Company has no asset backed securities.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  At September 30, 2009, the Company had accounts payable and accrued liabilities of $64,147 (September 30, 2008 - $21,061).  The Company does not have sufficient cash and cash equivalents as at September 30, 2009 in order to meet short-term business requirements. Management is currently relying on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. There is no assurance that management’s strategy will be successful.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

(i)

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of  September 30, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a material effect on interest income.

(ii)

Commodity price risk

The price of the common shares in the capital of the Company ("Common Shares"), its financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of zinc, gold and/or other metals. The Company's revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests related thereto. The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Unaudited Financial Statements of Operations for the nine months ended September 30, 2009.

Disclosure over Internal Controls

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported within the time periods required by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Venture Issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument NI 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishments and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded and reported within the time periods specified in securities legislation and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitations on the ability of certifying officers of a Venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2009

Convergence with International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of the IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Capital Stock

Authorized share capital:  Unlimited number of common shares without nominal or par value

  Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of November 25, 2009	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at November 25, 2009	6,336,945	Nil	N/A	N/A
Warrants as at November 25, 2009	4,000,000 1,140,000 102,000	Nil	Cdn $0.10 Cdn $0.10 Cdn $0.10	July 3, 2011 July 29, 2011 Sept 3, 2011
Stock Options as at November 25, 2009	178,242	Nil	Cdn$1.25	June 15/11
Fully Diluted as at November 25, 2009	11,757,187	Nil

Outlook

Management’s efforts are directed towards pursuing opportunities of merit in the mineral exploration sector for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire a mineral prospect of merit.

Kokomo Enterprises Inc.

Interim MD&A Form 51-102F1

September 30, 2009 (and up to November 25, 2009)